# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TXNM Energy Inc, CIK 0001108426
CUSIP: 69349H107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 414 Silver Ave SW, Albuquerque, New Mexico (NM), 87102-3289
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001082327-24-000103
Filed by CIK 0001082327

## Reporting persons
- Fuller & Thaler Asset Management, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: California (CA); sole voting power 3,787,515.6; shared voting power 0; sole dispositive power 3,847,265.6; shared dispositive power 0; aggregate amount beneficially owned 3,847,265.6 (4.27% of the class)

## Item 1. Issuer
Name of issuer: TXNM Energy Inc
Address of issuer's principal executive offices: 414 Silver Ave SW, Albuquerque, NM 87102-3289

## Item 2. Person Filing
Name of person filing: Fuller & Thaler Asset Management, Inc.
Address of principal business office or, if none, residence: 411 Borel Avenue, Suite 300, San Mateo, CA 94402
Citizenship: California corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,847,265.6
Percent of class: 4.27
Sole power to vote or to direct the vote: 3,787,515.6
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,847,265.6
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Fuller & Thaler Asset Management, Inc. is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Fuller & Thaler Asset Management, Inc.: Hanna Zanoni, Hanna Zanoni,Chief Compliance Officer (02/14/2025)